[redacted]

10027171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-03018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAPOALIM SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marta S. Pinho **(212) 898-6229**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	NEW YORK	NY	10122
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN J. MURABITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STEPHANIE L LAZARUS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6212294
Qualified in New York County
My Commission Expires October 13, 2013

Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Hapoalim Securities USA, Inc. (the "Company") at and for the year ended December 31, 2009, are true and correct. Based upon information available to the undersigned, neither the company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of The New York Stock Exchange, Inc.

Steven J. Paraggio
Chief Financial Officer
Hapoalim Securities USA, Inc.

John J. Murabito
Chief Executive Officer
Hapoalim Securities USA, Inc.

STEPHANIE L LAZARUS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6212294
Qualified In New York County
My Commission Expires October 13, 2013

Financial Statements and Supplemental Information

Hapoalim Securities USA, Inc.
Year ended December 31, 2009

CONTENTS

METIS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

INPACT INTERNATIONAL

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation of 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 23, 2010

Hapoalim Securities USA, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	211,028
Receivables from brokers and dealers		20,172,943
Securities owned, at fair value		95,342,982
Fixed assets, at cost, less accumulated depreciation and amortization of $1,738,247		923,478
Due from Parent and affiliates		225,000
Deferred tax assets		2,633,000
Other assets		2,389,230
Total assets	$	121,897,661
Liabilities and stockholder's equity		
Securities sold not yet purchased, at fair value	$	50,485,649
Loan payable to Bank Hapoalim B.M.		25,000,000
Accounts payable, accrued expenses and other liabilities		8,069,120
Due to Parent and affiliates		643,088
		84,197,857
Subordinated loan from Parent		10,000,000
Stockholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 10 shares issued and outstanding		-
Additional paid-in capital		65,611,134
Accumulated deficit		(37,911,330)
Total stockholder's equity		27,699,804
Total liabilities and stockholder's equity	$	121,897,661

The accompanying notes are an integral part of these financial statements.

Hapoalim Securities USA, Inc.

Statement of Operations

For the Year ended December 31, 2009

Revenues		
Firm trading	$	20,444,471
Brokerage fees		9,160,724
Commissions		11,591,543
Interest		510,250
Other income		738,016
Total revenues		42,445,004
Expenses		
Employee compensation and benefits		30,534,535
Floor brokerage and clearing		3,553,440
Occupancy and equipment		1,258,114
Communications		2,776,379
Professional services		972,193
Interest		245,638
Other expenses		1,493,201
Total expenses		40,833,500
Income before benefit for income taxes		1,611,504
Benefit for income taxes		2,443,000
Net income	$	4,054,504

The accompanying notes are an integral part of these financial statements.

Hapoalim Securities USA, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at December 31, 2008	$ -	$ 65,611,134	$ (41,965,834)	$ 23,645,300
Net Income		-	4,054,504	4,054,504
Balances at December 31, 2009	**$ -**	**$ 65,611,134**	**$ (37,911,330)**	**$ 27,699,804**

The accompanying notes are an integral part of these financial statements.

Hapoalim Securities USA, Inc.

Statement of Changes in Subordinated Borrowings
For the Year ended December 31, 2009

Balance at December 31, 2008	$ -
Issuance of subordinated loan	10,000,000
Balance at December 31, 2009	$ 10,000,000

The accompanying notes are an integral part of these financial statements.

Hapoalim Securities USA, Inc.

Statement of Cash Flows

For the Year ended December 31, 2009

Cash flows from operating activities		
Net income	$	4,054,504
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		352,019
Deferred tax benefit		(2,633,000)
Changes in operating assets:		
Increase in securities owned		(91,028,716)
Increase in receivables from brokers and dealers		(10,205,759)
Decrease in due from Parent and affiliates		424,854
Increase in other assets		(1,075,182)
Changes in operating liabilities:		
Increase in securities sold not yet purchased		48,168,649
Increase in due to Parent and affiliates		643,088
Increase in accounts payable, accrued expenses and other liabilities		2,334,247
Net cash used in operating activities		(48,965,296)
Cash flows from investing activities		
Purchase of fixed assets		(432,887)
Net cash used in investing activities		(432,887)
Cash flows from financing activities		
Proceeds from subordinated loan		10,000,000
Proceeds from line of credit with Bank Hapoalim B.M.		25,000,000
Net cash from financing activities		35,000,000
Net decrease in cash and cash equivalents		**(14,398,183)**
Cash and cash equivalents at December 31, 2008		14,609,211
Cash and cash equivalents at December 31, 2009	**$**	**211,028**
Supplementary disclosures of cash flow information		
Cash paid for:		
Income tax	$	249,000
Interest	$	246,000

The accompanying notes are an integral part of these financial statements.

Hapoalim Securities USA, Inc.

Notes to Financial Statements
December 31, 2009

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of Hapoalim U.S.A. Holding Company, Inc. ("HUSA" or "Parent") which is an indirect subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

In March 2006, the Parent acquired all of the Company's outstanding shares of common stock from Investec USA Holdings Corp. (the "Former Parent") in a transaction accounted for as a purchase.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). Its business includes fixed income, equity and options trading and brokerage activities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

Use of Estimates

To prepare financial statements in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Commissions
Proprietary securities transactions, brokerage fees, commissions, and related expenses are recorded on a trade date basis. Brokerage fees consist of execution fees charged on agency transactions. Commissions arise from agency transactions effected on behalf of institutional customers.

Securities Owned
Securities owned are for trading purposes and reported in the statement of financial condition at fair value. Transactions are recorded on the trade date, as are profit and loss arising from all securities transactions.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing

2. Summary of Significant Accounting Policies (Continued)

models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts.

Additionally, the Company did not have any level 3 assets or liabilities that were measured at fair value on a non-recurring basis at December 31, 2009.

Unrealized gains and losses in fair value are recognized in firm trading revenues in the period in which changes occurs. Securities sold not yet purchased are carried at fair value.

Foreign denominated Assets and Liabilities
Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date. Gains or losses from foreign currency transactions are included in net income.

Depreciation and Amortization
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740-10 , "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets more likely than not will not be realized.

Cash and Cash Equivalents
The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

Fair Value Measurement
The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

3. Receivables from Brokers and Dealers

The Company had receivables from brokers and dealers relating to the following at December 31, 2009:

Brokerage receivables	$	832,101
Receivable from clearing broker		19,340,842
	$	20,172,943

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

4. Securities Owned and Securities Sold Not Yet Purchased

At December 31, 2009, securities owned consist of the following:

		Securities Owned		Securities Sold, but not Yet Purchased
U.S. Treasuries and Government Securities	$	58,144,321	$	31,492,574
Corporate Bonds		21,560,828		16,959,495
Municipal Bonds		7,565,296		-
Equity Derivatives		319,698		655,108
Equities		7,572,613		1,378,472
Hapoalim Certificate of Deposit		180,226		-
	$	95,342,982	$	50,485,649

5. Fair Value Disclosures

Assets and liabilities measured at fair value at December 31, 2009 on recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
Assets				
U.S. Government Agency	$ 58,144,321	$ -	$ -	$ 58,144,321
Corporate Bonds	-	21,560,828		21,560,828
Municipal Bonds	-	7,565,296		7,565,296
Equities	7,572,613	-		7,572,613
Equity Derivatives	319,698	-		319,698
Hapoalim Certificate of Deposit	180,226	-		180,226
Total assets	$ 66,216,858	$ 29,126,124	$ -	$ 95,342,982
Liabilities				
U.S. Government Agency	$ 31,492,574	$ -	$ -	$ 31,492,574
Corporate Bonds	-	16,959,495		16,959,495
Equities	1,378,472	-		1,378,472
Equity Derivatives	655,108	-		655,108
Total liabilities	$ 33,526,154	$ 16,959,495	$ -	$ 50,485,649

6. Bank line of credit

On June 29, 2009 the Company entered into an unsecured overdraft facility agreement with Bank Hapoalim B.M. London Branch totaling $75,000,000. Borrowings bear interest based on LIBOR plus 25 basis points, paid quarterly, and have a maturity of June 30, 2010. As of December 31, 2009, $25 million was outstanding on the line of credit. For the year ended December 31, 2009, interest expense incurred was $64,000.

7. Income Taxes

The Company's effective tax rate differs from the U.S. federal income tax rate primarily due to the adjustment to the valuation allowance made in 2009.

The components of income tax expense (benefit) for the year ended December 31, 2009 were as follows:

7. Income Taxes (continued):

Current income tax expense:		
Federal	$	128,000
State		62,000
Total current expense	$	190,000
Deferred income tax benefit:		
Federal	$	(1,330,000)
State		(1,303,000)
Total deferred tax benefit	$	(2,633,000)
Total Income Tax Benefit	$	(2,443,000)

As of December 31, 2009 the gross deferred tax asset amounted to approximately $8.4 million. A valuation allowance of approximately $5.8 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. During 2009 deferred tax assets decreased by $0.7 million and the valuation allowance decreased by $3.3 million. The temporary differences that give rise to the gross deferred tax asset at December 31, 2009 are as follows:

Deferred tax asset		
Tax credits	$	544,000
Accrued liabilities		207,000
Furniture, equipment and leasehold improvements		151,000
Net operating losses (NOL)		7,532,000
Total deferred tax assets before valuation allowance		8,434,000
Less: Valuation allowance		(5,801,000)
Total deferred tax assets after valuation allowance	$	2,633,000

7. Income Taxes (continued):

The Company has a pre-tax effected federal net operating loss (NOL) carry forward of approximately $17 million. The NOLs expire between December 31, 2022 and December 31, 2025. Due to limitations in the usage of NOLs subsequent to a change in ownership, the amount of carryover loss that can be used in any one year is approximately $1.3 million.

The Company and its Parent file a consolidated Federal income tax return ("Consolidated Tax Return"). Each company is charged its share of income tax based on its income less its own available NOL. As of December 31, 2009, the Company owes the Parent $168,000 on account of its share of 2009 income taxes.

The Company is no longer subject to U.S. Federal, state and local tax examinations by tax authorities for years before 2006.

8. Subordinated Borrowings

On September 17, 2009 the Company entered into a Subordinated Loan agreement with its Parent totaling $10 million which bears interest based on LIBOR plus 3% paid quarterly, and has a maturity date of September 30, 2012. As of December 31, 2009, $10 million was outstanding on the subordinated loan. For the year ended December 31, 2009, interest expense incurred was approximately $96,000.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital, and accordingly, is included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Commitments and Contingencies

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in according with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $250,000 deposit with each of its two clearing brokers. This deposit is included in the balance sheet in Receivables from Broker Dealers.

9. Commitments and Contingencies (continued)

The Company is a defendant in lawsuits and other actions incidental to its businesses. Management of the Company, after consultation with outside legal counsel where appropriate, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Former Parent has agreed to indemnify the Company for expenses incurred in connection with the ultimate resolution of matters which relate to activity prior to the change of ownership.

The Company leases its New York City office space under a non-cancelable operating sublease expiring in August 2010. Rent expense for the year ended December 31, 2009 was approximately $560,000.

Future minimum lease payments under the office sublease and equipment operating leases are as follows:

Year Ending December 31:	
2010	$ 336,000
Total	**$ 336,000**

10. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense. The Company contributed approximately $92,000 to the plan during the year ended December 31, 2009. The employees contribute to the 401K in amounts that do not exceed the maximum permitted by the United States Internal Revenue Code.

In 2003 and 2004, certain employees of the Company were granted options to purchase stock of a former related party, Investec plc. Options vest in equal 25% tranches on the second, third, fourth and fifth anniversaries of the grant date, and exercise is subject to Investec plc achieving certain financial performance conditions. Total options granted to employees of the Company had an approximate fair value of $525,000 at the grant dates. Under Accounting Standards Codification 718-10, "Accounting for Stock Issued to Employees," no compensation expense was recognized for the option awards. The Company has a tax only compensation expense when the options are exercised. For the year ended December 31, 2009 employees exercised approximately $15,000 of the options. All options have expired at as of December 31, 2009.

11. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, and Regulation 1.17 of the Commodity Futures Trading Commission which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or the minimum dollar requirement of $100,000. At December 31, 2009, the Company had net capital of approximately $20 million, which exceeded minimum capital requirements by approximately $18 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

12. Transactions with Related Parties

During the year ended December 31, 2009, the Company incurred service fees and other expenses of $495,000 and earned commissions and other revenues of $4,717,000 from Hapoalim and affiliates.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records commission income and expenses on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

Supplementary Schedules

Hapoalim Securities USA, Inc.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission

December 31, 2009

Computation of Net Capital	
Stockholder's equity	$ 27,699,803
Liabilities subordinated to claims of general creditors	10,000,000
Total equity and allowable subordinated liabilities	37,699,803
Deductions and/or charges:	
Non-allowable assets – see Schedule II	6,392,794
Other deductions and/or charges	150,000
Net capital before haircuts on securities positions	31,157,009
Haircut on securities:	
Open contractual commitments	(123,210)
Exempt securities	(3,847,112)
Debt securities	(6,558,502)
Options	(248,966)
Net capital	$ 20,379,119
Computation of basic net capital requirement	
Aggregate indebtedness	$ 33,616,195
Greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement of reporting broker dealer ($100,000)	$ 2,241,080
Excess net capital	$ 18,138,039
Percentage of aggregate indebtedness to net capital	1.65 to 1

Reconciliation of net capital and aggregate indebtedness with Company's computation included in Part II of Form X-17A-5 as of December 31, 2009

There are no material differences between the above computation and the corresponding unaudited Part II FOCUS filed by the Company as of December 31, 2009.

Hapoalim Securities USA, Inc.

Schedule II – Assets Deemed Nonallowable
in Computing Net Capital Under Rule 15c3-1
and Regulation 1.17
As of December 31, 2009

Description of Assets		Amount
Due from Parent and affiliates	$	225,000
Fixed assets, net of accumulated depreciation and amortization		923,478
Prepaid expenses		709,764
Accounts receivable and other non-allowable assets		1,901,552
Deferred tax asset		2,633,000
	$	6,392,794

Hapoalim Securities USA, Inc.

Schedule III – Statement Regarding Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

METIS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

In planning and performing our audit of the financial statements of Hapoalim Securities USA, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

INPACT INTERNATIONAL

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and

control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 23, 2010

Hapoalim Securities USA, Inc.

Supplemental Information

For the Period Ended December 31, 2009

Hapoalim Securities USA, Inc.

Supplemental Information

For the Period Ended December 31, 2009

Hapoalim Securities USA, Inc.

Contents

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine-month period ended December 31, 2009, which were agreed to by Hapoalim Securities USA, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Hapoalim Securities USA, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hapoalim Securities USA, Inc.'s management is responsible for the Hapoalim Securities USA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine month period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 23, 2010